SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Mid-Con Energy Partners, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

59560V109

(CUSIP Number)

Bryan H. Lawrence Yorktown Energy Partners VIII, L.P. 410 Park Avenue 19th Floor New York, New York 10022 (212) 515-2100

Copies to:

Ann Marie Cowdrey Thompson & Knight LLP One Arts Plaza 1722 Routh Street, Suite 1500 Dallas, Texas 75201-2533 (214) 969-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of the cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59560V109

(1)	Names of Reporting Persons YORKTOWN ENERGY PARTNERS VIII, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 3,941,136
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 3,941,136
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,941,136 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 23.4% (2)
(14)	Type of Reporting Person (See Instructions) PN

(1)	Yorktown VIII Company LP is the sole general partner of Yorktown Energy Partners VIII, L.P. Yorktown VIII Associates LLC is the sole general partner of Yorktown VIII Company LP. As a result, Yorktown VIII Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners VIII, L.P. Yorktown VIII Company LP and Yorktown VIII Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners VIII, L.P. in excess of their pecuniary interests therein.
(2)	Based on 16,830,000 common units representing limited partner interests in the issuer (“Common Units”) outstanding following the closing of the initial public offering of the Common Units on December 20, 2011 (the “IPO”).

CUSIP No. 59560V109

(1)	Names of Reporting Persons YORKTOWN VIII COMPANY LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 3,941,136
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 3,941,136
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,941,136 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 23.4% (2)
(14)	Type of Reporting Person (See Instructions) PN

(1)	Yorktown VIII Company LP is the sole general partner of Yorktown Energy Partners VIII, L.P. Yorktown VIII Associates LLC is the sole general partner of Yorktown VIII Company LP. As a result, Yorktown VIII Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners VIII, L.P. Yorktown VIII Company LP and Yorktown VIII Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners VIII, L.P. in excess of their pecuniary interests therein.
(2)	Based on 16,830,000 Common Units outstanding following the closing of the IPO.

CUSIP No. 59560V109

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) YORKTOWN VIII ASSOCIATES LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 3,941,136
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 3,941,136
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,941,136 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 23.4% (2)
(14)	Type of Reporting Person (See Instructions) OO

(1)	Yorktown VIII Company LP is the sole general partner of Yorktown Energy Partners VIII, L.P. Yorktown VIII Associates LLC is the sole general partner of Yorktown VIII Company LP. As a result, Yorktown VIII Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners VIII, L.P. Yorktown VIII Company LP and Yorktown VIII Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners VIII, L.P. in excess of their pecuniary interests therein.
(2)	Based on 16,830,000 Common Units outstanding following the closing of the IPO.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common units representing limited partner interests (“Common Units”) of Mid-Con Energy Partners, LP (the “Company”) whose principal executive offices are located at 2431 E. 61st Street, Suite 850, Tulsa, Oklahoma 74136.

Item 2.	Identity and Background.

This statement is filed by Yorktown Energy Partners VIII, L.P., a Delaware limited partnership (“Yorktown”), Yorktown VIII Company LP, a Delaware limited partnership (“Yorktown Company”), and Yorktown VIII Associates LLC, a Delaware limited liability company (“Yorktown Associates”). The principal office and business address of Yorktown, Yorktown Company and Yorktown Associates is 410 Park Avenue, 19th Floor, New York, New York 10022. The principal business of Yorktown is investing in equity securities of energy companies. The principal business of Yorktown Company is managing Yorktown. The principal business of Yorktown Associates is managing Yorktown Company.

Yorktown, Yorktown Company and Yorktown Associates have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Yorktown, Yorktown Company and Yorktown Associates have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Yorktown received 3,941,136 Common Units as partial consideration in exchange for all of its ownership interest in Mid-Con Energy II, LLC (“Mid-Con II”) in connection with the merger of Mid-Con II with and into Mid-Con Energy Properties, LLC, a wholly-owned subsidiary of the Company, upon the closing of the IPO. The initial public offering price for Common Units in connection with the IPO was $18.00 per common unit.

Item 4.	Purpose of Transaction.

Yorktown acquired its 3,941,136 shares of Common Stock for investment purposes. As of the date hereof, Yorktown, Yorktown Company and Yorktown Associates have not formulated any specific plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	As of December 20, 2011, Yorktown, Yorktown Company and Yorktown Associates beneficially owned 3,941,136 Common Units, representing 23.4% of the Company’s outstanding Common Units (based on 16,830,000 Common Units outstanding following the closing of the IPO).

(b)	Yorktown VIII Company LP is the sole general partner of Yorktown Energy Partners VIII, L.P. Yorktown VIII Associates LLC is the sole general partner of Yorktown VIII Company LP. Yorktown Associates has the sole power to cause Yorktown Company to cause Yorktown to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown.

(c)	Except as otherwise described herein, none of Yorktown, Yorktown Company or Yorktown Associates has effected any transaction in the Common Units during the past 60 days.

(d)	No person other than Yorktown has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported on this Schedule 13D.

(e)	Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1 — Joint Filing Agreement dated December 30, 2011

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2011

YORKTOWN ENERGY PARTNERS VIII, L.P.

By:	Yorktown VIII Company LP,
its general partner

	By:	Yorktown VIII Associates LLC,
its general partner

		By:	/s/ Bryan H. Lawrence
Bryan H. Lawrence, Member

YORKTOWN VIII COMPANY LP

By:	Yorktown VIII Associates LLC, its general partner

	By:	/s/ Bryan H. Lawrence
Bryan H. Lawrence, Member

YORKTOWN VIII ASSOCIATES LLC

By:	/s/ Bryan H. Lawrence
Bryan H. Lawrence, Member